                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                               LYNCH CORPORATION
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                          COMMON STOCK, No Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  551137 10 2
                 ---------------------------------------------
                                 (CUSIP Number)


                   BARBARA RITZENTHALER, 7A W. JACKSON AVE.,
                     NAPERVILLE, IL 60540; (708) 357-4222
            ------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                    4/4/96
 -----------------------------------------------------------------------------
            (Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                      [ ]


Check the following box if a fee is being paid with the statement.

                                      [X]
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                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 551137 10 2                                     PAGE 2 OF 5 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BARBARA RITZENTHALER (SS # 343 24 2513)
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            117,248

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          - - -
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             117,248

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          - - -

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      117,248

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.43%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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                                                                     PAGE 3 OF 5

                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

          Common Stock, no par value, of Lynch Corporation
          8 Sound Shore Drive, Suite 290
          Greenwich, CT 06830

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  Name:  Barbara Ritzenthaler

          (b)  Business Address:  7A West Jackson Avenue
                                  Naperville, IL 60540

          (c)  Present Principal Occupation:  Private Investor

          (d)  Convictions:  Not Applicable

          (e)  Legal Proceedings:  Not Applicable

          (f)  Citizenship:  United States

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The information set forth in Item 4 is incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

              By order entered November 9, 1995 in the Circuit Court of the 18th Judicial Circuit, DuPage County, Illinois, Barbara Ritzenthaler, wife of Bruce Ritzenthaler, was appointed Guardian of Mr. Ritzenthaler with full authority to act in his place and stead in all financial and business matters. The appointment of Barbara Ritzenthaler as Guardian was reported in Amendment No. 4 dated November 9, 1995 to a Schedule 13D dated August 1, 1990 originally filed by Mr. Ritzenthaler (the "First Schedule 13D"). Bruce Ritzenthaler died intestate on April 4, 1996. Barbara Ritzenthaler expects to be appointed administrator of his estate.

              Bruce Ritzenthaler purchased Common Stock and Convertible Debentures of Lynch Corporation as previously reported on the First
     Schedule 13D and subsequent amendments thereto. Depending on market conditions and other factors that Barbara Ritzenthaler deems material she may, on behalf of the Estate of Bruce Ritzenthaler or for herself, purchase additional shares of Common Stock of Lynch Corporation in the open market or in private transactions or may dispose of all or a portion of such Common Stock that she or the Estate of Bruce Ritzenthaler now owns or hereafter may acquire.

              Except as set forth in this Item 4, Barbara Ritzenthaler has no present plans or proposals that relate to or that would result in any of the actions specified in the clauses set forth under Item 4 of Schedule
     13D.
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                                                                     PAGE 4 OF 5

                                  SCHEDULE 13D

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number of shares of Common Stock of Lynch Corporation which Barbara Ritzenthaler owns beneficially pursuant to Rule 13d-3 of the Act is 117,248 constituting approximately 8.43% of the 1,390,464 shares of Common Stock of Lynch Corporation reported by Lynch Corporation as outstanding as of March 15, 1996.

     (b) Barbara Ritzenthaler has sole power to vote or direct the vote and to dispose or to direct the disposition of all shares of Common Stock of Lynch Corporation beneficially owned by her or the Estate of Bruce Ritzenthaler.

     (c) Barbara Ritzenthaler has sold shares of Lynch Common Stock in open market transactions on the American Stock Exchange during the past 60 days as follows:

          Dates          No. of Shares      Price ($)
          -----          -------------      -----

          3/15-3/29          5,400          65-72 1/4


     (d)  Not applicable.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.
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                                                                     PAGE 5 OF 5

                                  SCHEDULE 13D

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.



                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         Dated:  April 17, 1996



                         Barbara Ritzenthaler
                         --------------------
                         Barbara Ritzenthaler